CONFIDENTIAL TREATMENT REQUESTED BY BEIGENE, LTD.

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED PURSUANT TO 17 CFR 200.83 WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED IN THIS LETTER AS FILED VIA EDGAR WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[****].” THE OMITTED PORTIONS ARE BRACKETED IN THE UNREDACTED ELECTRONIC SUBMISSION FOR EASE OF IDENTIFICATION.

October 29, 2021

By EDGAR Submission and Secure File Transfer Process

U.S. Securities and Exchange Commission Division of Corporation Finance, Office of Life Sciences 100 F. Street, N.E. Washington, D.C. 20549 Attention: Ms. Margaret Schwartz and Mr. Christopher Edwards
Re:    BeiGene, Ltd.
Form 10-K for the Fiscal Year Ended December 31, 2020
Filed February 25, 2021
File No. 001-37686

Dear Ms. Schwartz and Mr. Edwards:

BeiGene, Ltd. (the “Company”) is transmitting this letter in response to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Form 10-K filed on February 25, 2021 (the “2020 Annual Report”), as set forth in your letter dated September 21, 2021 addressed to the Company (the “Comment Letter”). For your convenience, the Staff’s comments are reproduced in bold type below, followed by the Company’s responses thereto. Capitalized terms used but not defined herein are defined in the 2020 Annual Report.

1.There have been significant developments in federal and state legislation and regulation and international accords regarding climate change. We note that you have not discussed the impact of pending or existing climate change-related legislation, regulations, and international accords in your SEC filing. Please revise your disclosure to identify material existing climate change-related legislation, regulations, and international accords and any material effect on your business, financial condition, and results of operations.

RESPONSE: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company is focused on its environmental stewardship. As a company working to find a cure for cancer and other life-threatening diseases, we are diligent in our efforts to comply with all environmental laws and regulations. However, we are not aware of any existing or pending climate change-related legislation, regulations, and international accords that would have a material effect on the Company’s financial condition or results of operations for the reporting periods. Similarly, we are not aware of any specific risks that would materially impact the Company as a result of climate change legislation, regulation or international accords. For example, the Company’s operations are not particularly sensitive to greenhouse gas legislation or regulation (such as those applicable to the energy sector) or those promulgated to regulate products that emit greenhouse gases (such as those applicable to the transportation sector) or subject to the “cap and trade” system. However, we will continue to monitor for future climate change legislation, regulations, and international accords and will disclose relevant information, if material.

2.In your CSR reports, you describe climate-related projects, intended to reduce emissions, conserve resources, and minimize your impact on the environment. Your proxy statement also references investments in environmental sustainability. Please revise your disclosure to identify any material past and/or future capital expenditures for climate-related projects. If material, please quantify these expenditures.

RESPONSE: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the historical capital expenditures incurred related to the development and launch of the initiatives discussed on page 33 of the Company’s 2020 ESG Report and summarized below have not been material in the context of the Company’s total capital expenditures or its overall business and financial position.

In 2019, at our Suzhou plant we introduced:
•A centrifugal variable frequency chiller that automatically adjusts load to meet operational requirements, resulting in a roughly 10% energy savings;
•An upgraded condensate water cooling control system, saving around 3,500 tonnes of water per year; and
•The reuse of purified run-off drainage as cooling water in lieu of municipal water for the cooling condensate system, saving about 17,000 tonnes of water per year.

Our capital expenditures for climate-related projects were approximately $[****] for the fiscal year ended December 31, 2019, which the Company does not consider material.

In 2020, we upgraded to a more efficient steam trap, saving about 800 tonnes of steam per year and re-classified wasted print packing material to non-hazardous waste. In the Guangzhou plant, we cut the production time of a batch of biologics from seven to four days while doubling yields from each batch. In addition to increasing production capacity, these changes are estimated to have reduced water use and waste generation by more than 50% annually. Our capital expenditures for climate-related projects were approximately $[****] for the fiscal year ended December 31, 2020, which the Company does not consider material.

We are also building a high-density warehouse with two-and-a half times the storage capacity of our previous warehouse, reducing electricity costs for temperature control by about 55%. We estimate that our capital expenditures for climate-related projects will be approximately $[****] and $[****] and not be material for fiscal years 2021 and 2022, respectively.

3.We note your disclosure in your CSR reports that among your main impacts on the environment and natural resources are emissions generated and the use of natural resources in the process of research and development as well as manufacturing. To the extent applicable and material, discuss the indirect consequences of climate-related regulation or business trends, such as the following:

a.decreased demand for goods or services that produce significant greenhouse gas emissions or are related to carbon-based energy sources;
b.increased demand for goods that result in lower emissions than competing products;
c.increased competition to develop innovative new products that result in lower emissions; and
d.any anticipated climate-related reputational risks resulting from operations or products that you sell.

RESPONSE: The Company operates research and development and manufacturing facilities in China in Beijing, Shanghai, Suzhou and Guangzhou. In this regard, we considered whether our impacts on the environment and natural resources, such as the emissions generated and the use of natural resources in the process of research and development as well as manufacturing, may create new opportunities or risks that may have indirect consequences for the Company, including, among other things, increasing competition, changes in demand for services related to carbon based energy sources and reputational damage relating to greenhouse gas emissions. Based on the nature of our operations, we have not identified potential direct or indirect consequences of climate change that have had or would have a material effect on our financial condition or results of operations. However, we will continue to monitor for future indirect consequences and will disclose relevant information, if material.

4.If material, discuss the significant physical effects of climate change on your operations and results. This disclosure may include quantification of material weather-related damages to your property or operations and any weather-related impacts on the cost or availability of insurance.

RESPONSE: The Company acknowledges the Staff’s comment and respectfully advises the Staff that we have not had material weather-related damages to our property or operations or any material impacts on the cost or availability of insurance. We will continue to monitor for future material weather-related damages to our property and operations and any weather-related impacts on the cost or availability of insurance and will disclose relevant information, if material.

5.Disclose the material effects of transition risks related to climate change that may affect your business, financial condition, and results of operations, such as policy and regulatory changes that could impose operational and compliance burdens, market trends that may alter business opportunities, credit risks, or technological changes that may affect your business as a result of climate change.

RESPONSE: The Company acknowledges the Staff’s comment and respectfully advises the Staff that, to date, transition related to climate change has not materially affected our business, financial condition, and results of operations. We will continue to monitor for developments related to transition risks and tailored disclosure will be added to the extent climate change transition risks are determined to have a material impact on our business, financial condition, and results of operations.

6.Quantify any material increased compliance costs related to climate change.

RESPONSE: The Company acknowledges the Staff’s comment and respectfully advises the Staff that, to date, the costs associated with complying with environmental laws have been customary and normal for a company of similar capacity in similar locations, and not material to an understanding of the Company’s business, financial condition, or results of operations. Our facilities and operations are subject to various environmental laws and regulations. We undergo periodic internal audits relating to environmental, health and safety requirements in order to maintain compliance with applicable laws and regulations in each of the jurisdictions in which we operate. We have made, and continue to make, expenditures necessary to comply with applicable environmental laws. Currently, we do not believe that the costs for complying with such laws and regulations have been or will be material to our business, financial condition and results of operations. However, we will continue to monitor for future regulatory developments and the compliance costs related to climate change and will disclose relevant information, if material.

While we believe that climate change could present risks to our business, including increased operating costs due to additional regulatory requirements, physical risks to our facilities, water limitations, and disruptions to our supply chain, we do not believe these risks are material to our business in the near term. Specifically, during the year ended December 31, 2019 and December 31, 2020, the Company spent approximately $[****] and $[****], respectively, on environmental, health and safety expenses, which the Company does not consider material. We had no material capital costs related to compliance with climate change during the years ended December 31, 2020 and 2019. To the extent these costs become material to an understanding of the Company in the future, we will include such disclosure in our filings.

***

If you or any other member of the Staff have any questions with regard to the foregoing responses, would like to discuss any of the matters covered in this letter, or otherwise require additional information, please contact the undersigned (scott.samuels@beigene.com or 857-327-8286).

Sincerely,

/s/ Scott A. Samuels______________________
Scott A. Samuels
Senior Vice President, General Counsel

Enclosures

cc:    Julia Wang, Chief Financial Officer, BeiGene, Ltd.
    Edwin O’Connor, Goodwin Procter LLP
    Folake Ayoola, Goodwin Procter LLP